NEWS RELEASE
        Contacts: Robert Fort
        Norfolk Southern
        (757) 629-2710

        Barry Scott
        Canadian Pacific Railway
        (403) 218-7525

        FOR IMMEDIATE RELEASE
        May 14, 1997

        NS AND CPR REACH AGREEMENT TO IMPROVE TRAFFIC FLOWS

        Norfolk VA -- Norfolk Southern Railway Company (NS) and Canadian Pacific Railway Company (CPR) have reached an agreement that will improve the future flow of rail traffic between a number of points in Canada, New England, Pennsylvania, Michigan and
        Illinois.

             The agreement is subject to Surface Transportation Board approval of the proposal by Norfolk Southern Corporation and CSX Corporation to acquire Conrail, Inc. (CR).

             Under the agreement, NS will obtain haulage rights over CPR s Delaware and Hudson Railway (D&H) subsidiary from Harrisburg, Pa., and Binghamton, N.Y., to Albany, N.Y. In addition, NS and CPR will shorten transit times and routes by relocating their interchange at Potomac Yard, Va., to Harrisburg, Pa., and share investment in certain track and bridge improvements on the D&H line. This arrangement will give NS a direct connection to Guilford Transportation, increasing competitive rail service to New England while improving service to Canada.

             At the same time, CPR will receive haulage rights on the CR line that NS expects to operate between Detroit and Chicago, via Kalamazoo, Mich. This will give CPR a shorter, faster route for intermodal and other freight moving into the U.S. from shippers in the provinces of Quebec and Ontario. CPR will also receive trackage rights between Harrisburg, Pa., and Reading, Pa., improving service to Philadelphia.

              This agreement will contribute to our goal of defining a viable role for the D&H following the restructuring of Conrail,
        and we expect to explore other opportunities,   said Rob
        Ritchie, CPR president and chief executive officer.   Service
        for CPR shippers will be improved both in the Northeast and the important corridor linking Central Canada and Chicago.

              Our agreement with CPR is another example of how our plan for the restructuring of Conrail will promote balanced competition in the East, said David R. Goode, NS chairman, president and chief executive officer. It has the potential to benefit both American and Canadian shippers by offering them wider market access and by improving the speed and ease with which their freight can be moved.


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        NS World Wide Web Site - http://www.nscorp.com

        CPR World Wide Web Site - http://www.cprailway.com